

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561**

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

January 8, 2008

Mr. Djalma Bastos de Morais
Chief Executive Officer
Energy Company of Minas Gerais
Avenida Barbacena, 1200
Belo Horizonte, Minas Gerais 30190-131
Brazil

> **Re:**   **Energy Company of Minas Gerais**
>   **Form 20-F for Fiscal Year Ended December 31, 2006**
>   **Filed July 23, 2007**
>   **File No. 1-15224**

Dear Mr. Bastos de Morais:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                              Sincerely,

                              William Thompson
                              Branch Chief